Exhibit 12

	Nine months ended	Year Ended March 31,
	December 31, 2000	2000	1999	1998	1997	1996

Pretax earnings from operations	95.5	102.7	97.6	76.3	83.5	96.2

Plus: Interest expense	65.2	81.5	73.7	79.4	76.0	67.6

Amortization of debt expense and discounts	.6	0.5	0.3	0.3	0.1	—

A portion of rental expense(1/3)	44.1	45.2	39.6	30.0	28.7	23.0

Subtotal(A)	205.4	229.9	211.2	186.0	188.3	186.8

Divided by:

Fixed charges Interest expense	65.2	81.5	73.7	79.4	76.0	67.6

A portion of rental expense(1/3)	44.1	45.2	39.6	30.0	28.7	23.0

Interest capitalized during the period	1.7	1.4	0.9	2.2	3.4	1.8

Amortization of debt expense and discounts	.6	0.5	0.3	0.3	0.1	—

Subtotal(B)	111.6	128.6	114.5	111.9	108.2	92.4

Ratio of earnings to fixed charges(A)/(B)	1.84	1.79	1.84	1.66	1.74	2.02